Exhibit 99.1

ASX/NASDAQ Release

SYDNEY, June 10, 2016

NASDAQ Delisting

MOKO SOCIAL MEDIA LIMITED (ASX: MKB) (NASDAQ: MOKO) (the Company) today announces that NASDAQ has determined by letter dated June 7, 2016 that the Company will be delisted from The NASDAQ Stock Market. As previously announced on December 7, 2015, NASDAQ notified the Company that the market value of its listed securities had been below the minimum $50,000,000 required for continued listing for 30 consecutive trading days and the Company was provided 180 calendar days or until June 6, 2016 to regain compliance. The decision was reached by NASDAQ under NASDAQ Listing Rule 5810(c)(3)(c).

The letter states that trading of the Company's American Depositary Shares (“ADSs”) will be suspended at the opening of business on June 16, 2016, and NASDAQ will file a Form 25-NSE with the Securities and Exchange Commission, which will remove the Company's securities from listing and registration on The Nasdaq Stock Market.

The Company has considered the letter and does not intend to file a plan to regain compliance or to appeal Nasdaq's determination. The Company believes that the relatively low trading volume of its securities on the NASDAQ over a sustained period no longer justifies the financial and administrative costs associated with maintaining a dual listing. Trading of the Company’s securities on the ASX, the Company’s primary listing, is not impacted by this decision.

The Company's ADSs may be eligible to be quoted in the over-the-counter market, or "Pink Sheets." To be quoted on the Pink Sheets, a market maker must sponsor the security and comply with SEC Rule 15c2-11 before it can initiate a quote in a specific security. There can be no assurance that a market maker will apply to quote the Company's ADSs or that the Company's ADSs will become eligible for the Pink Sheets.

Corporate Communications Contact:

Emma Waldon, Company Secretary, emma.waldon@mokosocialmedia.com

Mobile: +61 417 800 529

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media, providing innovative products and content to enable communities to engage and interact. MOKO provides tailored content for students. Within this space, MOKO has agreements with the largest college and high school sports data providers in the U.S., granting exclusive access to deliver its award-winning app REC*IT, its campus fitness dedicated app REC*IT FITNESS, and high school sports management app BigTeams powered by REC*IT, to over 1,200 U.S. colleges, representing approximately 50% of the U.S. college population, and more than 4,100 U.S. high schools respectively.

MOKO aims to capture its target audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices. This integrated approach gives MOKO unique and exclusive exposure to markets that are highly desired by advertisers and that can be leveraged for growth and revenue through advertising, sponsorship, social network distribution and other monetization of the platforms.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.